Exhibit 99.1

Contact:
Emily Poe WeissComm Partners Phone: (212) 301-7183 epoe@wcpglobal.com	Robyn Brown The Medicines Company Phone: (973) 656-1616 investor.relations@themedco.com
THE MEDICINES COMPANY TO ACQUIRE TARGANTA THERAPEUTICS
Acquisition Would Expand Global Critical Care Pipeline with Phase 3
Hospital Antibiotic Oritavancin for Serious Infections
PARSIPPANY, NJ, January 12, 2009 — The Medicines Company (NASDAQ: MDCO) today announced that it has entered into a merger agreement with Targanta Therapeutics Corporation (NASDAQ: TARG) under which The Medicines Company has agreed to commence a tender offer to acquire 100 percent of Targanta’s outstanding shares.
“The Medicines Company is pleased to announce our agreement to add the assets and capabilities of Targanta. The addition of Targanta’s oritivancin, a late stage product, will be another step toward execution of our strategic plan to become a global leader in critical care medicine,” said Clive Meanwell, M.D., Chairman and Chief Executive Officer of The Medicines Company. “Oritavancin has the potential to provide important patient outcome and economic advantages for hospitals. The growing hospital market for gram positive infections in the U.S. alone reached $1.1 billion in 2007. We believe that oritavancin can become an important anti-infective for serious infections involving difficult-to-treat bacteria in difficult-to-treat hospitalized patients. Many of those critically ill patients are the same patients treated with our existing products.”
Under the terms of the merger agreement, Targanta shareholders will receive $2.00 in cash up front for each common share tendered, or approximately $42 million. Targanta shareholders may also be entitled to receive additional contingent cash payments upon the achievement of specified regulatory and commercial milestones within agreed upon time periods:
•	Upon Food and Drug Administration (FDA) approval of a new drug application (NDA) for oritavancin for cSSSI (complicated skin and skin
The Medicines Company     8 Sylvan Way     Parsippany, New Jersey 07054     Tel: (973)290-6000     Fax: (973)656-9898

structure infections) using a single dose infusion, $1.20 per share. If FDA approval does not include single dose infusion labeling, this payment is reduced to $0.50 per share.

•	Upon European Medicines Agency (EMEA) approval of a marketing authorisation application (MAA) for oritavancin for cSSSI during 2009, $1.00 per share. If EMEA approval occurs later, this payment is reduced to $0.75 per share if it occurs prior to June 30, 2010 or if later, $0.50 per share.

•	On achievement of worldwide net sales adding up to a total of $400 million or more in the aggregate over four consecutive quarters, a one-time payment of $2.35 per share.
The transaction has been approved by the boards of directors of both companies, and Targanta’s Board of Directors has recommended that Targanta’s shareholders tender their shares into the tender offer, adopt the merger agreement and approve the merger.
“We believe that this transaction can create significant value for our shareholders and further expand our portfolio of critical care products. It adds a late stage product, with global rights, and the potential for near-term revenue, and could contribute significantly to our long-term growth. Oritavancin is a well characterized Phase 3 asset. We believe the deal terms reflect a balanced investment to expand our product portfolio and we agreed to pay for the transaction with cash to avoid share dilution. The addition of staged payments provides Targanta shareholders additional value if milestones are achieved and mitigates risk for The Medicines Company,” said Glenn Sblendorio, EVP & Chief Financial Officer.
Targanta’s lead product, oritavancin, is an innovative, investigational hospital-based antibiotic with potent bactericidal (killing) activity against a broad spectrum of gram-positive bacteria including staphylococcal strains with resistance to methicillin (MRSA) and vancomycin. Oritavancin has the potential to provide significant clinical advantages, including superior dosing options over current IV antibiotics that treat serious infections in the hospital setting. While conventional daily dosing with oritavancin would provide hospitals with a new treatment option, the potential for oritavancin to be a single dose product could deliver significant cost advantages and treatment benefits to the health-care
The Medicines Company     8 Sylvan Way     Parsippany, New Jersey 07054     Tel: (973)290-6000     Fax: (973)656-9898

system. Initial use of oritavancin is expected in critical care settings within the hospital including the ICU, surgical suite and the emergency department, where The Medicines Company sales representatives promote our current products.
Oritavancin has been studied in two pivotal Phase 3 trials in the treatment of cSSSI (complicated skin and skin structure infections). Phase 2 trials have successfully studied the compound in gram positive bacteremia and have examined efficacy and safety of a single dose infusion in cSSSI (SIMPLIFI trial). Pre-clinical studies have shown unique anti-microbiological activity in Clostridium Difficile infection, a rapidly growing problem, which causes severe and occasionally life-threatening colitis in the hospital.
Invasive MRSA infection is a serious and growing public health care concern. In the U.S. over 94,000 patients suffered invasive infection in 2005, and, of these, almost 19,000 cases were associated with death (Klevens, RM et al., JAMA. 2007 Oct 17). As a result of this epidemic, the lack of efficacy provided by existing older drug treatments, and the availability of novel antibiotics similar to oritavancin delivered with conventional dosing, the US market for sales of gram-positive antibiotics grew to more than $1 billion in 2007, up 17% since 2006.
In December 2008, the U.S. Food and Drug Administration (FDA) issued a complete response letter to Targanta’s New Drug Application (NDA) indicating that it could not approve the NDA in its present form and that it would be necessary for Targanta to perform an additional adequate and well-controlled study to demonstrate the safety and efficacy of oritavancin in patients with cSSSI before the application may be approved. A Market Authorisation Application (MAA) for oritavancin is undergoing review by the European Medicines Agency (EMEA).
Following consummation of the transaction, The Medicines Company plans to consult with regulatory authorities with a view to initiating a confirmatory Phase 3 study, in the United States, of oritavancin given as a single dose infusion before the end of the year.
The tender offer will expire at midnight Eastern Time on the 20th business day following and including the commencement date, unless extended in accordance with the terms of the merger agreement and the applicable rules and regulations of the Securities and Exchange Commission. The tender offer, if successful, will be followed by a second-step merger in which any shares of Targanta not
The Medicines Company     8 Sylvan Way     Parsippany, New Jersey 07054     Tel: (973)290-6000     Fax: (973)656-9898

tendered into the offer will be converted into the right to receive the same per share consideration paid to Targanta shareholders in the tender offer. The Medicines Company has entered into agreements with Targanta shareholders representing approximately 36% of the voting shares outstanding to tender their shares in the tender offer.
The consummation of the tender offer is subject to the satisfaction or waiver of certain conditions, including: (i) a majority of outstanding Targanta shares on a fully diluted basis having been tendered into the offer, (ii) the absence of litigation by any governmental agency relating to the transaction or any other litigation that would reasonably be expected to succeed and in which a judgment adverse to Targanta would reasonably be expected to result in a material adverse change with respect to Targanta, (iii) there not having been a material adverse change with respect to Targanta, and (iv) other customary conditions. The tender offer is not subject to a financing condition.
The Medicines Company plans to announce fourth quarter and full year 2008 financial results in February 2009. At that time, the Company will provide expected 2009 full-year net sales and net income estimates based upon completion of the valuation of the transaction and transition costs.
The Medicines Company management will host a conference call on Tuesday January 13th at 8:30 a.m. Eastern Time to discuss the proposed Targanta acquisition and its anticipated impact on ongoing operations. The conference call will be available via phone and webcast. Dial in details are as follows — domestic dial in 800-561-2601; international dial in 617-614-3518; participant passcode 32479308. A replay of the call will be available until 12:00 a.m. EST on January 26 by dialing 888-286-8010 (domestic) or 617-801-6888 (international), passcode 93634023. The webcast can be accessed at The Medicines Company website at www.themedicinescompany.com.
Advisors
J.P. Morgan acted as financial advisor and WilmerHale acted as legal advisor to The Medicines Company for this transaction. Leerink Swann acted as financial advisor and Ropes & Gray acted as legal advisor to Targanta Therapeutics Corporation.
About Oritavancin
Oritavancin is a novel, semi-synthetic lipoglycopeptide antibiotic candidate with potent bactericidal (killing) activity against a broad spectrum of gram-positive bacteria. The oritavancin NDA submission included data from 19 clinical trials, including two pivotal
The Medicines Company     8 Sylvan Way     Parsippany, New Jersey 07054     Tel: (973)290-6000     Fax: (973)656-9898

Phase 3 clinical trials examining the safety and efficacy of oritavancin in the treatment of cSSSI, both of which met their primary endpoints. The NDA dossier also included the data from more than 2,100 individuals and in vitro activity data on oritavancin against more than 9.000 clinical bacterial isolates, including a broad range of gram-positive strains resistant to commonly used antibiotics such as oxacillin, methicillin, vancomycin, daptomycin, and linezolid.
About Targanta Therapeutics
Targanta Therapeutics Corporation (NASDAQ: TARG) is a biopharmaceutical company focused on developing and commercializing innovative antibiotics to treat serious infections in the hospital and other institutional settings. The Company’s pipeline includes an intravenous version of oritavancin, a semi-synthetic lipoglycopeptide antibiotic currently awaiting EU regulatory approval, and a program to develop an oral version of oritavancin for the possible treatment of Clostidium difficile-related infection. The Company has operations in Cambridge, MA, Indianapolis, IN, and Montreal, Quebec, Canada. For more information on Targanta, visit www.targanta.com.
MDCO-G
About The Medicines Company
The Medicines Company (NASDAQ: MDCO) is focused on advancing the treatment of critical care patients through the delivery of innovative, cost-effective medicines to the worldwide hospital marketplace. The Company markets Angiomax® (bivalirudin) in the United States and other countries for use in patients undergoing coronary angioplasty, and Cleviprex® (clevidipine butyrate) injectable emulsion in the United States for the reduction of blood pressure when oral therapy is not feasible or not desirable. The Company also has an investigational antiplatelet agent, cangrelor, in late-stage development and a serine protease inhibitor, CU-2010, in early-stage development. The Company’s website is www.themedicinescompany.com.

Cautionary Note regarding Forward-Looking Statements
Statements in this press release regarding the proposed transaction between the Company and Targanta, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company, new product development, including obtaining regulatory approvals, and any other statements about the Company managements’ future expectations, beliefs, goals, plans or prospects constitute forward-looking statements. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered to be forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Important factors that may cause or contribute to such differences include uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of Targanta’s stockholders will tender their stock in the offer; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived; the effects of disruption
The Medicines Company     8 Sylvan Way     Parsippany, New Jersey 07054     Tel: (973)290-6000     Fax: (973)656-9898

from the transaction making it more difficult to maintain relationships with employees, licensees, other business partners or governmental entities; transaction costs; whether results obtained in clinical studies or in preclinical studies such as the studies referred to above will be indicative of results obtained in future clinical trials; whether, if the Company consummates the acquisition, the Company can advance oritavancin through the contemplated Phase 3 trial on a timely basis or at all and receive approval from the United States Food and Drug Administration or equivalent foreign regulatory agencies for the product; whether, if oritavancin receives approval, the Company will be able to successfully distribute and market the product and in that regard, whether physicians, patients and other key decision-makers will accept clinical trial results; whether the Company will be able to obtain regulatory approvals and such other factors as are set forth in the risk factors detailed from time to time in the Company’s periodic reports and registration statements filed with the Securities and Exchange Commission including, without limitation, the risk factors detailed in the Company’s Quarterly Report on Form 10-Q filed on November 10, 2008, which are incorporated herein by reference. The forward-looking statements are made only as of the date of publication. Except as otherwise required by law, the Company specifically disclaims any obligation to update any of these forward-looking statements.

Additional Information
This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of Targanta. Boxford Subsidiary Corporation (the “Merger Sub”), a wholly owned subsidiary of The Medicines Company, has not commenced the tender offer for the shares of Targanta stock described in this press release.
Upon commencement of the tender offer, the Merger Sub will file with the SEC a tender offer statement on Schedule TO and related exhibits, including the offer to purchase, letter of transmittal, and other related documents. Following commencement of the tender offer, Targanta will file with the SEC a tender offer solicitation/recommendation statement on Schedule 14D-9. These documents will contain important information about The Medicines Company, Targanta, the transaction and other related matters. Investors and security holders are urged to read each of these documents carefully when they are available.
Investors and security holders will be able to obtain free copies of the tender offer statement, the tender offer solicitation/recommendation statement and other documents filed with the SEC by The Medicines Company and Targanta through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of these documents from The Medicines Company or Targanta by contacting: Robyn Brown of The Medicines Company at 973-290-6000 or investor.relations@themedco.com, or Susan Hager of Targanta at 617-577-9020 x217 or shager@targanta.com.
The Medicines Company     8 Sylvan Way     Parsippany, New Jersey 07054     Tel: (973)290-6000     Fax: (973)656-9898